Lone Star Gold, Inc.
6565 Americas Parkway NE, Suite 200
Alburquerque, NM 87110

October 17, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Lone Star Gold, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed October 15, 2013
File No. 333-189977

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Lone Star Gold, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 P.M. on Monday, October 21, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Lone Star Gold, Inc.

By: /s/ Daniel M. Ferris
Daniel M. Ferris
Chief Executive Officer